December 3, 2010

EDGAR FILING

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           Forum Funds
File Nos. 002-67052 and 811-3023
Post-Effective Amendment No. 298

Dear Sir or Madam:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Forum Funds (the “Trust”) is Post-Effective Amendment No. 298 to the Trust’s currently effective Registration Statement on Form N-1A relating to the UCM Short Duration Fund (the “Fund”).  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The primary purposes of this filing are to: (1) address comments received from the staff of the Commission regarding the Fund’s prospectus and statement of additional information (“SAI”) filed in the Trust’s Post-Effective Amendment No. 293 on September 21, 2010 and (2) make other non-material changes to the Fund’s prospectus and SAI.

If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Very truly yours,

/s/ Francine Rosenberger

Francine J. Rosenberger
Attachments
cc:  David Faherty
Atlantic Fund Administration